SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

Oasis Entertainment’s Fourth Movie Project, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

674197306

(CUSIP Number)

Mark A. Libratore, 4330 SE Federal Highway, Stuart, Florida 34997
(561) 287-2414

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark A. Libratore

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	(7)	SOLE VOTING POWER
NUMBER OF		35,000,000
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		35,000,000

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000,000

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES* 9	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.7%

(14)	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

     This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of Oasis Entertainment’s Fourth Movie Project, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 4330 SE Federal Highway, Stuart, Florida 34997. At present, there are 42,204,912 issued and outstanding shares of the Issuer’s Common Stock.

Item 2. Identity and Background.

a.	The name of the Reporting Person is Mark A. Libratore.

b.	The residence address of Mr. Libratore is 2051 SE Riverside Road, Stuart, Florida 34996.

c.	The present principal occupation of Mr. Libratore is Chairman of the Board and President of the Issuer. The principal business of the Issuer is the medical supply business and its principal address is 4330 SE Federal Highway, Stuart, Florida 34997.

d.	During the past five years, Mr. Libratore has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the past five years, Mr. Libratore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Libratore is an American citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The source and amount of other consideration used in making the purchases reported on this statement are Mr. Libratore’s 30,000,000 shares of common stock, no par value, of Liberator Medical Supply, Inc., a Florida corporation (“Liberator”), which were exchanged for shares of the Issuer.

     Pursuant to a Plan of Exchange, dated May 21, 2002 (the “Plan of Exchange”), among Liberator, the Issuer and Mr. J. Dan Sifford, Jr., then President of the Issuer, Mr. Libratore exchanged all 30,000,000 shares of common stock, no par value, of Liberator, which he owned for 30,000,000 new investment shares of the Issuer. A copy of the Plan of Exchange is attached hereto as Exhibit 7.1. As a result of the exchange, Mr. Libratore beneficially acquired 30,000,000 shares of Common Stock of the Issuer, representing 71.7% of the outstanding shares of Common Stock, and he became its President and Chairman of the Board. Also, as a result of the exchange, Liberator became a wholly-owned subsidiary of the Issuer. In addition, as additional consideration for Mr. Libratore agreeing to enter into the Plan of Exchange, he received 5,000,000 additional shares of Common Stock from a third party, so that he now owns 35,000,000 shares of Common Stock, representing 82.7% of the issued and outstanding shares of Common Stock, which is the amount reported in the cover page above. The source and amount of consideration used by Mr. Libratore to acquire the reported 35,000,000 shares of Common Stock was his exchange of 30,000,000 shares of Liberator pursuant to the Plan of Exchange.

Item 4. Purpose of Transaction.

     The purpose of the acquisition was to effect an extraordinary corporate transaction with the Issuer, pursuant to which Liberator would become a wholly-owned subsidiary of the Issuer, and Mr. Libratore would become the Issuer’s controlling shareholder, Chairman of the Board and President. The Issuer believes that opportunities to finance the growth of Liberator may be more readily available now that the once privately-owned Liberator is now a subsidiary of a company whose Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

     a.     At present, the Issuer has issued and outstanding 42,204,912 shares of Common Stock, of which Mr. Libratore is presently the record owner of 35,000,000 shares. Mr. Libratore is not part of a group within the meaning of Section 13(d)(3) of the Act.

     b.     The following table indicates the number of shares as to which Mr. Libratore has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

SOLE VOTING POWER

Name of Person	Number of Shares	Percent Outstanding

Mark A. Libratore	35,000,000	82.7%

	SHARED VOTING POWER
Name of Person	Number of Shares	Percent Outstanding

Mark A. Libratore	0	0%

	SOLE DISPOSITIVE POWER
Name of Person	Number of Shares	Percent Outstanding

Mark A. Libratore	35,000,000	82.7%

	SHARED DISPOSITIVE POWER
Name of Person	Number of Shares	Percent Outstanding

Mark A. Libratore	0	0%

     c.     Not applicable.

     d.     None.

     e.     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     7.1     Plan of Exchange, dated May 21, 2002.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2002 (Date)

/s/ Mark A. Libratore

Mark A. Libratore